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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues and Other Income

Operating revenues, net of royalties (note 3)	10 175	10 288	30 963	29 779

Other income (note 4)	98	85	436	324

	10 273	10 373	31 399	30 103

Expenses

Purchases of crude oil and products	4 642	4 603	12 992	13 101

Operating, selling and general	2 345	2 321	7 403	6 937

Transportation	200	205	628	573

Depreciation, depletion, amortization and impairment (note 5)	1 110	1 089	4 940	3 117

Exploration	57	38	314	247

Gain on disposal of assets (note 14)	(84)	(133)	(80)	(134)

Voyageur upgrader project charges (note 13)	—	—	—	176

Financing expenses (income) (note 8)	571	(65)	884	709

	8 841	8 058	27 081	24 726

Earnings before Income Taxes	1 432	2 315	4 318	5 377

Income Taxes

Current	518	627	1 978	1 519

Deferred	(5)	(6)	(275)	390

	513	621	1 703	1 909

Net Earnings	919	1 694	2 615	3 468

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	176	(55)	207	136

Unrealized gain on assets available for sale, net of income taxes of $13 (note 15)	85	—	85	—

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(166)	(33)	(222)	353

Other Comprehensive Income (Loss)	95	(88)	70	489

Total Comprehensive Income	1 014	1 606	2 685	3 957

Per Common Share (dollars) (note 10)

Net earnings – basic	0.63	1.13	1.78	2.30

Net earnings – diluted	0.62	1.13	1.78	2.30

Cash dividends	0.28	0.20	0.74	0.53

See accompanying notes to the interim consolidated financial statements.

42   SUNCOR ENERGY INC. 2014 THIRD QUARTER

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	Sept 30 2014	Dec 31 2013

Assets

Current assets

Cash and cash equivalents	5 351	5 202

Accounts receivable	4 865	5 254

Inventories	4 366	3 944

Income taxes receivable	452	294

Total current assets	15 034	14 694

Property, plant and equipment, net	58 582	57 270

Exploration and evaluation	2 220	2 772

Other assets	582	422

Goodwill and other intangible assets	3 084	3 092

Deferred income taxes	65	65

Total assets	79 567	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	840	798

Current portion of long-term debt	481	457

Accounts payable and accrued liabilities	6 926	7 090

Current portion of provisions	774	998

Income taxes payable	1 109	1 263

Total current liabilities	10 130	10 606

Long-term debt	10 603	10 203

Other long-term liabilities	1 875	1 464

Provisions	4 440	4 078

Deferred income taxes	10 536	10 784

Shareholders' equity	41 983	41 180

Total liabilities and shareholders' equity	79 567	78 315

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    43

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Operating Activities

Net earnings	919	1 694	2 615	3 468

Adjustments for:

Depreciation, depletion, amortization and impairment	1 110	1 089	4 940	3 117

Deferred income taxes	(5)	(6)	(275)	390

Accretion	49	50	151	148

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	456	(157)	487	301

Change in fair value of derivative contracts	(56)	(151)	(114)	(63)

Gain on disposal of assets	(84)	(133)	(80)	(134)

Share-based compensation	(37)	195	118	133

Exploration	16	8	96	59

Settlement of decommissioning and restoration liabilities	(83)	(84)	(281)	(342)

Other	(5)	23	(91)	(15)

Decrease (increase) in non-cash working capital	625	(8)	(645)	702

Cash flow provided by operating activities	2 905	2 520	6 921	7 764

Investing Activities

Capital and exploration expenditures	(1 808)	(1 539)	(5 061)	(5 004)

Acquisitions (note 12)	(121)	—	(121)	(515)

Proceeds from disposal of assets	180	904	210	910

Other investments	(13)	(9)	(48)	(15)

Decrease (increase) in non-cash working capital	109	(12)	209	(184)

Cash flow used in investing activities	(1 653)	(656)	(4 811)	(4 808)

Financing Activities

Net change in short-term debt	1	(42)	—	(28)

Net change in long-term debt	(4)	—	(14)	149

Repayment of long-term debt	—	(312)	—	(312)

Issuance of common shares under share option plans	34	36	237	80

Purchase of common shares for cancellation (note 7)	(523)	(426)	(1 178)	(1 125)

Dividends paid on common shares	(409)	(299)	(1 085)	(798)

Cash flow used in financing activities	(901)	(1 043)	(2 040)	(2 034)

Increase in Cash and Cash Equivalents	351	821	70	922

Effect of foreign exchange on cash and cash equivalents	68	(11)	79	33

Cash and cash equivalents at beginning of period	4 932	4 530	5 202	4 385

Cash and Cash Equivalents at End of Period	5 351	5 340	5 351	5 340

Supplementary Cash Flow Information

Interest paid	72	70	439	421

Income taxes paid	604	399	2 272	1 083

See accompanying notes to the interim consolidated financial statements.

44   SUNCOR ENERGY INC. 2014 THIRD QUARTER

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012	19 945	579	(210)	18 901	39 215	1 523 057

Net earnings	—	—	—	3 468	3 468	—

Foreign currency translation adjustment	—	—	136	—	136	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $121	—	—	—	353	353	—

Total comprehensive income	—	—	136	3 821	3 957	—

Issued under share option plans	124	(35)	—	—	89	3 745

Issued under dividend reinvestment plan	22	—	—	(22)	—	—

Purchase of common shares for cancellation	(453)	—	—	(672)	(1 125)	(34 560)

Change in liability for share purchase commitment	(86)	—	—	(162)	(248)	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(798)	(798)	—

At September 30, 2013	19 552	586	(74)	21 068	41 132	1 492 242

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	2 615	2 615	—

Foreign currency translation adjustment	—	—	207	—	207	—

Unrealized gain on assets available for sale, net of income taxes of $13	—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $76	—	—	—	(222)	(222)	—

Total comprehensive income	—	—	292	2 393	2 685	—

Issued under share option plans	313	(28)	—	—	285	7 515

Issued under dividend reinvestment plan	25	—	—	(25)	—	—

Purchase of common shares for cancellation (note 7)	(382)	—	—	(796)	(1 178)	(28 911)

Change in liability for share purchase commitment	28	—	—	33	61	—

Share-based compensation	—	35	—	—	35	—

Dividends paid on common shares	—	—	—	(1 085)	(1 085)	—

At September 30, 2014	19 379	605	407	21 592	41 983	1 456 919

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 29, 2014, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2013. The company retrospectively adopted International Financial Reporting Interpretation Committee 21 Levies (IFRIC 21) effective January 1, 2014.

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. The adoption of this interpretation did not have an impact to the company's condensed interim consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2013.

46   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	2 943	2 588	858	1 336	6 951	7 057	19	24	10 771	11 005

Intersegment revenues	1 012	1 316	95	166	52	26	(1 159)	(1 508)	—	—

Less: Royalties	(431)	(392)	(165)	(325)	—	—	—	—	(596)	(717)

Operating revenues, net of royalties	3 524	3 512	788	1 177	7 003	7 083	(1 140)	(1 484)	10 175	10 288

Other income (expenses)	37	4	4	31	43	(5)	14	55	98	85

	3 561	3 516	792	1 208	7 046	7 078	(1 126)	(1 429)	10 273	10 373

Expenses

Purchases of crude oil and products	50	87	119	158	5 659	5 803	(1 186)	(1 445)	4 642	4 603

Operating, selling and general	1 522	1 347	140	183	576	596	107	195	2 345	2 321

Transportation	117	111	18	29	75	75	(10)	(10)	200	205

Depreciation, depletion, amortization and impairment	723	652	194	274	152	136	41	27	1 110	1 089

Exploration	2	7	55	31	—	—	—	—	57	38

Gain on disposal of assets	(2)	—	(82)	(130)	—	(3)	—	—	(84)	(133)

Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—

Financing expenses (income)	52	32	27	(8)	(4)	2	496	(91)	571	(65)

	2 464	2 236	471	537	6 458	6 609	(552)	(1 324)	8 841	8 058

Earnings (Loss) before Income Taxes	1 097	1 280	321	671	588	469	(574)	(105)	1 432	2 315

Income Taxes

Current	258	209	75	418	204	245	(19)	(245)	518	627

Deferred	66	120	48	(193)	(42)	(126)	(77)	193	(5)	(6)

	324	329	123	225	162	119	(96)	(52)	513	621

Net Earnings (Loss)	773	951	198	446	426	350	(478)	(53)	919	1 694

Capital and Exploration Expenditures	975	898	465	418	291	202	77	21	1 808	1 539

SUNCOR ENERGY INC. 2014 THIRD QUARTER    47

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	8 504	6 681	3 270	4 674	20 465	19 973	68	83	32 307	31 411

Intersegment revenues	3 219	2 971	367	282	106	140	(3 692)	(3 393)	—	—

Less: Royalties	(875)	(658)	(469)	(974)	—	—	—	—	(1 344)	(1 632)

Operating revenues, net of royalties	10 848	8 994	3 168	3 982	20 571	20 113	(3 624)	(3 310)	30 963	29 779

Other income	41	10	184	71	54	11	157	232	436	324

	10 889	9 004	3 352	4 053	20 625	20 124	(3 467)	(3 078)	31 399	30 103

Expenses

Purchases of crude oil and products	210	261	403	409	16 008	15 698	(3 629)	(3 267)	12 992	13 101

Operating, selling and general	4 566	4 209	432	540	1 833	1 699	572	489	7 403	6 937

Transportation	379	301	66	97	214	207	(31)	(32)	628	573

Depreciation, depletion, amortization and impairment	3 326	1 759	1 052	889	473	381	89	88	4 940	3 117

Exploration	82	96	232	151	—	—	—	—	314	247

Loss (Gain) on disposal of assets	3	—	(82)	(130)	(1)	(4)	—	—	(80)	(134)

Voyageur upgrader project charges	—	176	—	—	—	—	—	—	—	176

Financing expenses	113	98	44	26	2	2	725	583	884	709

	8 679	6 900	2 147	1 982	18 529	17 983	(2 274)	(2 139)	27 081	24 726

Earnings (Loss) before Income Taxes	2 210	2 104	1 205	2 071	2 096	2 141	(1 193)	(939)	4 318	5 377

Income Taxes

Current	837	210	782	1 100	610	429	(251)	(220)	1 978	1 519

Deferred	(223)	323	(32)	(130)	(33)	148	13	49	(275)	390

	614	533	750	970	577	577	(238)	(171)	1 703	1 909

Net Earnings (Loss)	1 596	1 571	455	1 101	1 519	1 564	(955)	(768)	2 615	3 468

Capital and Exploration Expenditures	2 872	3 421	1 370	1 093	642	445	177	45	5 061	5 004

48   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 4. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Energy trading activities

Change in fair value of contracts	(2)	106	104	223

Gains (losses) on inventory valuation	15	(61)	26	(26)

Risk management activities	47	(14)	33	(17)

Reserves redetermination(1)	—	—	145	—

Investment and interest income	16	17	78	57

Renewable energy grants	8	13	25	37

Change in value of pipeline commitments and other	14	24	25	50

	98	85	436	324

(1)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an after-tax impairment charge of $718 million related to the company's interest in the project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs). Relevant market transactions were also considered. The calculation of the recoverable amount is sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs.

Other

In the second quarter of 2014, following a review of repurpose options for assets that have been constructed for projects that have since been cancelled or deferred, the company recognized an after-tax impairment charge of $223 million for certain Oil Sands assets, including a pipeline and related compressor, as well as steam generator components, as management does not anticipate using these assets.

Exploration and Production

Libya

During the second quarter of 2014, as a result of shut-in production due to the closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. This resulted in the company recognizing an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

An expected cash flow approach was used based on 2013 year-end reserves data updated for current price forecasts and the current production plans, with three scenarios representing i) resumption of operations in six months, ii) resumption of

SUNCOR ENERGY INC. 2014 THIRD QUARTER    49

operations in 18 months, and iii) suspension of all activity at the end of 2015. The first two scenarios were equally weighted at 45% each and the final scenario was assigned a weighting of 10%. All scenarios were present valued using a risk-adjusted discount rate of 17%, and an average price of approximately US$103.00 per barrel through 2016-2021 escalated at an average of 2% per year thereafter (Level 3 fair value inputs). The calculation of the recoverable amount is sensitive to the discount rate and prices. A 2% increase in discount rate and a 5% decrease in price each would increase the after-tax impairment charge by approximately $65 million.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Equity-settled plans	8	11	35	42

Cash-settled plans	(43)	195	285	262

	(35)	206	320	304

7. NORMAL COURSE ISSUER BID

Pursuant to Suncor's normal course issuer bid (the 2013 NCIB) that commenced in the third quarter of 2013, Suncor repurchased a total of 45.6 million common shares for total consideration of $1.7 billion, of which 4.3 million common shares were repurchased in the third quarter of 2014 for total consideration of $192 million.

On August 5, 2014, Suncor renewed the 2013 NCIB to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015. In the third quarter of 2014, the company repurchased 7.7 million common shares under the 2014 NCIB at an average price of $42.82 per share, for a total repurchase cost of $331 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2014	2013	2014	2013

Share repurchase activities (thousands of common shares)
Shares repurchased	11 992	12 054	28 911	34 560

Amounts charged to

Share capital	159	158	382	453

Retained earnings	364	268	796	672

Share repurchase cost	523	426	1 178	1 125

50   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Sept 30 2014	Dec 31 2013

Amounts charged to

Share capital	80	108

Retained earnings	165	198

Liability for share purchase commitment	245	306

8. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Interest on debt	181	176	543	525

Capitalized interest	(103)	(99)	(324)	(299)

Interest expense	78	77	219	226

Interest on pension and other post-retirement benefits	15	17	41	51

Accretion	49	50	151	148

Foreign exchange loss (gain) on U.S. dollar denominated debt	456	(157)	487	301

Foreign exchange and other	(27)	(52)	(14)	(17)

	571	(65)	884	709

9. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter.

The company provided security to the CRA for approximately $490 million.

In October, the company received the NORs from Quebec and Ontario for approximately $42 million and $100 million, respectively. The last provincial NOR (Alberta) is expected in the fourth quarter.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    51

 10. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net earnings	919	1 694	2 615	3 468

Dilutive impact of accounting for awards as equity-settled(1)	(13)	—	—	—

Net earnings – diluted	906	1 694	2 615	3 468

(millions of common shares)

Weighted average number of common shares	1 461	1 497	1 467	1 507

Dilutive securities:

Effect of share options	5	1	3	1

Weighted average number of diluted common shares	1 466	1 498	1 470	1 508

(dollars per common share)

Basic earnings per share	0.63	1.13	1.78	2.30

Diluted earnings per share	0.62	1.13	1.78	2.30

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three months ended September 30, 2014.

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Energy Trading

Accounts receivable	197	62	—	259

Accounts payable	(236)	(47)	—	(283)

Risk Management

Accounts payable	(2)	—	—	(2)

Assets Held for Sale

Other Assets	—	183	—	183

	(41)	198	—	157

During the third quarter of 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

As a result of the third party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million in the third quarter of 2014 based on the agreed upon selling price.

At September 30, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $10 billion (December 31, 2013 – $9.6 billion) and the fair value was $12.3 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

52   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 12. ACQUISITION

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this business combination were expensed.

13. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result, a charge of $176 million was recorded to net earnings during the first quarter of 2013 related to not proceeding with the upgrading

SUNCOR ENERGY INC. 2014 THIRD QUARTER    53

portion of the project. In the fourth quarter of 2013, an adjustment of $94 million was recorded to reduce the previously estimated costs, resulting in a net charge of $82 million for 2013.

14. NATURAL GAS DISPOSITIONS

During the third quarter of 2014, the company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

During the third quarter of 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

15. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell certain assets and liabilities of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first quarter of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. An after-tax adjustment of $85 million was recorded to Other Comprehensive Income during the third quarter of 2014.

16. COMMITMENTS

During the nine months ended September 30, 2014, the company increased its commitments by approximately $1.2 billion in support of the company's market access strategy, activities to expand its storage and logistics network, and drilling exploration activities.

54   SUNCOR ENERGY INC. 2014 THIRD QUARTER

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  EXHIBIT 99.3
Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING EXPENSES (INCOME)
9. INCOME TAXES
10. EARNINGS PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. ACQUISITION
13. VOYAGEUR UPGRADER PROJECT
14. NATURAL GAS DISPOSITIONS
15. PIONEER DISPOSITION
16. COMMITMENTS